170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL APPOINTS PERRY A. GENOVA VICE PRESIDENT OF RESEARCH AND DEVELOPMENT

Biomedical Engineering Executive Brings Over 25 Years of Innovative Medical Device Product Development Experience

Published 32 Peer-Reviewed Papers and Holds 30 U.S. Patents

TORONTO, ON - February 6, 2017 - Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (MIS), today announced that Perry A. Genova, PhD, a senior biomedical engineering executive, has been appointed Vice President of Research and Development. Dr. Genova will report to David J. McNally, Titan Medical’s Chief Executive Officer, and his responsibilities include the development of the Company’s SPORT™ Surgical System. Dr. Genova is a recognized expert in medical device product development and has published 32 peer-reviewed papers and been issued 30 U.S. Patents, with another 24 U.S. patents pending.

“Perry’s proven track record of successful development and commercialization of complex medical products, combined with his broad management expertise are a tremendous addition to Titan Medical. He will greatly influence the strategic direction of the Company’s assets,” commented Mr. McNally. “I am confident that his medical device experience and recognized leadership skills will allow him to seamlessly join the executive team, allowing us to accelerate the development of the SPORT Surgical System.”

“I am excited by the opportunity to join Titan as the team moves to refine and finalize the product design and commence with the regulatory clearance process for the SPORT™ Surgical System,” said Dr. Genova. “I am confident that SPORT can deliver a unique range of benefits and improved healthcare outcomes to patients, surgeons and hospitals.”

Dr. Genova is an accomplished biomedical engineering executive recognized for building and leading successful teams in medical device product development in small and multi-national companies in the U.S. and Europe. Prior to joining Titan, Dr. Genova was with Durham, NC Centauri Robotic Surgical Systems, Inc., a privately-held developer of a disruptive surgical robot for stereotactic neurosurgery. Prior to Centauri he was President and CEO of Oncoscope, Inc., a medical device company that developed a non-invasive light-based cancer diagnostic, which was acquired by SpectraScience in 2016. Dr. Genova received a PhD in Biomedical Engineering from The University of North Carolina at Chapel Hill, a Master’s Degree in Biomedical Engineering from The University of North Carolina at Chapel Hill, and a Bachelor's Degree in Electrical Engineering from The University of North Carolina at Charlotte.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”). The Company’s SPORT™ Surgical System, currently under development, includes a surgeon-controlled robotic platform that incorporates a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a surgeon workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT™ Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecologic, and urologic indications. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT INFORMATION:

EVC Group, Inc.

Amanda Prior
Aprior@evcgroup.com

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800